SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Cell Genesys, Inc.

(Names of Subject Company (Issuer) and Filing Person (Offeror))

3.125% Convertible Senior Notes due November 1, 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Number of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chief Executive Officer

Cell Genesys, Inc.

400 Oyster Point Boulevard, Suite 525

South San Francisco, CA 94080

(650) 266-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

SAM ZUCKER, Esq.

ERIC C. SIBBITT, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,073,431.84	$3,463.70

*	The transaction value is estimated only for purposes of calculating amount of filing fee. The amount is based on the purchase price of an aggregate of $68,307,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”), as described herein, equaling an aggregate of $34,153,500 in cash plus approximately $0.2 million in accrued interest, 14,063,205 shares of common stock (valued at $0.4654 per share, the average of the high and low prices on May 21, 2009), and $21,175,000 aggregate principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013, assuming all Existing Notes are exchanged in this exchange offer.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2009, by Cell Genesys, Inc., a Delaware corporation (the “Company”), as amended by that certain Amendment No. 1 to the Original Schedule TO filed with the SEC on June 1, 2009 (“Amendment No. 1”) and that certain Amendment No. 2 to the Original Schedule TO filed with the SEC on June 10, 2009 (“Amendment No. 2” and together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the offer by the Company (the “Exchange Offer”) to exchange for each $1,000 principal amount of the Company’s outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”): (i) 205.8824 shares of the Company’s common stock, par value $0.001 per share (“common stock”), plus (ii) a cash payment of $500.00 plus accrued and unpaid interest on such $1,000 principal amount of Existing Notes to, but excluding, the settlement date of the Exchange Offer, plus (iii) $310.00 principal amount of the Company’s 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes,” and together with consideration referenced in clauses (i) and (ii), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated May 22, 2009, attached to the Original Schedule TO as Exhibit (a)(1)(A), and as amended by Amendment No. 1 and by Amendment No. 2 (as amended, the “Offer to Exchange”), and in the related Exchange Offer materials attached to the Original Schedule TO as exhibits.

On June 23, 2009, the Company issued a press release announcing the results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on June 22, 2009. A copy of the press release is attached as Exhibit (a)(5)(E) hereto and incorporated herein by reference.

Item 12 of the Schedule TO is hereby amended and restated as follows:

ITEM 12.	EXHIBITS.

(a)(1)(A)*	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)*	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(a)(5)(E)	Press Release issued by Cell Genesys, Inc. on June 23, 2009.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3/A filed with the SEC on June 1, 2009).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D.
Chairman of the Board and Chief Executive Officer

Date: June 23, 2009

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange, dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Cell Genesys, Inc. on May 11, 2009 (incorporated by reference to Exhibit 99.1 to Cell Genesys, Inc.’s Current Report on Form 8-K filed with the SEC on May 11, 2009).

(a)(5)(B)*	Press Release issued by Cell Genesys, Inc. on May 22, 2009.

(a)(5)(C)	Cell Genesys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 9, 2009 and incorporated herein by reference.

(a)(5)(D)	Cell Genesys, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009 and incorporated herein by reference.

(a)(5)(E)	Press Release issued by Cell Genesys, Inc. on June 23, 2009.

(b)	None.

(d)(1)(A)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(B)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 to Cell Genesys, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-121732) filed with the SEC on December 29, 2004).

(d)(1)(C)	Settlement and Exchange Support Agreement, dated as of May 10, 2009, among Cell Genesys, Inc. and the Noteholder (incorporated by reference to Exhibit 4.1 to Cell Genesys, Inc.’s Current Report on Form 8-K with the SEC on May 11, 2009).

(d)(1)(D)	Form of Indenture to be entered into between Cell Genesys, Inc. and U.S. Bank National Association (incorporated herein by reference to Exhibit T3C.1 to Cell Genesys, Inc.’s Form T-3/A filed with the SEC on June 1, 2009).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.